

SOOL (MAKKU)

Bringing Korean Alcohol mainstream

drinksool.com   New York

| Female Founder | Alcohol & Vice | B2C | Minority Founder |
| Distillery & Vineyards |

Featured Investors

James Paik   Strong Ventures   Atinum Partners   Primer Sazze

Laidlaw Scholars Ventures



James Paik

Syndicate Lead

We are investing in Sool because they have a superior product, an excellent team, and most importantly, committed and dedicated leadership. Their ability to maneuver the pandemic and break into US markets has been nothing short of impressive. We believe the market for makegeoli has not yet been fully realized and Sool is well positioned to



Strong

Syndicate Lead

Invested in Sool

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realized and Sool is well positioned to seize this opportunity.

Sool recently launched in Korea to much acclaim which also presents a tremendous opportunity for Sool to

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Invested $2,000 this round

Fo

Highlights

1. Based on H2 2023 data, #1 fastest growing import brand, #6 fastest growing craft beer brand in NY
2. Sold 3.3M cans since launch
3. Gross margins of 40%, marketing expense < 10%, projecting profitability in 2025
4. US distribution in 1,400 accounts across 23 States
5. Landed retail chain placements including Whole Foods, Total Wine, Bevmo and Wegmans
6. Experienced founder and team of alcohol industry professionals from AB InBev and Constellation
7. Founder, Carol Pak, was named Food & Wine's 2023 Drinks Innovator of the Year (1 of 9)

Our Team



Carol Pak CEO

Previously with ZX Ventures (AB InBev) and led the commercialization of a new alcoholic beverage brand in China.



Rosemary Bang Operations Director

Previously at Deloitte



Cj Meinecke Sales Director

Over 10 years of sales experience in the industry, including Constellation and SweetWater Brewing



Elizabeth Yik Creative Lead

Previously at Dive Studios



Ashley Chae Social Media Coordinator

Bringing Korean Alcohol mainstream

At Sool, our mission is to introduce Korean alcohol in an accessible and inclusive way.

Over the last 4 years, we've sold over 3,000,000 cans to thousands of customers - many whom we've met. From retail demos, to virtual samplings, to events, to customer calls and surveys, we've taken a grassroots approach to build Makku on the foundation of a supportive, loyal, and inspiring community base.

Now that we've proven a market for Makku, it's time to bring it to a broader audience! We

It's time to bring it to a broader audience. We invite you to join our journey as an investor and owner.



SOOL

BRINGING KOREAN ALCOHOL MAINSTREAM

(OUR STORY)

An Authentic, Modern Revival Rooted In Tradition

In 2016, Carol visited Korea and went to a makgeolli bar. She discovered the depth, breadth, and culture around makgeolli, a traditional Korean alcohol.

The makgeolli in Korea tasted noticeably better than the makgeolli available in the US. Carol found that imported US makgeolli brands were made with rice flour and flavorings (rather than real steamed rice), and were filled with artificial flavors and sweeteners. This led to a thin flavor profile and bitter aftertaste.

Given makgeolli's approachable characteristics- low alcohol, bubbly, delicious and refreshing - and the growing interest in Korean culture, Carol was inspired to introduce authentic makgeolli to the US.

Back at home, Carol started brewing makgeolli with her mom in New York and **Màkku was born – A modern makgeolli made with real steamed rice and all natural ingredients.**

SOOL

Makgeolli: Korea's oldest

Makgeolli is a centuries-old Korean alcohol, always present at Korean holidays and celebrations.

In the past decade, there's been a strong resurgence of makgeolli sales in Korea, **growing at a 6.1% CAGR from 2021-2025, with an estimated $780M in domestic sales for 2025.**[1]

Seeing growth in traditional Korean alcohol exports, **the Korean government is planning to revamp Korea's liquor sector and capitalize on the Hallyu**

alcoholic beverage

wave. "One of the most important products to consider here is makgeolli." [2]

"Industry experts say that the new demand for makgeolli is largely driven by young Korean professionals who see the drink — once known mainly as a tipple for Korean farmers — as a marker of cosmopolitan refinement. Mr. Huh described its appeal as "newtro," popular slang in South Korea that combines the words "new" and "retro." [3]

MÀKKU

AMERICA'S 1ST CRAFT MAKGEOLLI, A KOREAN RICE BEER

A modern take on makgeolli, a traditional Korean alcohol made from rice. Makku has a creamy, smooth body, with light bubbles and a hint of sweetness.

Import Beer, 6% Alcohol By Volume



- ORIGINAL
- BLUEBERRY
- PASSION FRUIT
- MANGO





- MADE IN KOREA
- ALL NATURAL
- GLUTEN FREE
- 100% VEGAN

Creamy, smooth, sparkling, & slightly sweet, Màkku is a new beer alternative.

ALCOHOL OCCASIONS

	0% ABV	HEALTH IN MIND	RELAX & UNWIND	MEAL COMPANION	SOCIAL BONDING	SMALL INDULGENCE	BIG BUZZ
LIGHT, REFRESHING, LOW ABV (Alcohol by Volume)		Light Beer/Hard Seltzers, Hard Kombuchas, Hard Tea					
			Màkku/Beer/Beer Alternatives	Màkku/Beer/Beer Alternatives	Màkku/Beer/Beer Alternatives	Màkku/Beer/Beer Alternatives	